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                                                                    Exhibit 99.2

                          GERDAU AMERISTEEL CORPORATION
                            1801 Hopkins Street South
                                 Whitby, Ontario
                                     L1N 5T1

                                  FORM OF PROXY

     THIS PROXY IS SOLICITED BY MANAGEMENT OF GERDAU AMERISTEEL CORPORATION
        IN RESPECT OF THE ANNUAL AND SPECIAL MEETING OF THE SHAREHOLDERS
                             TO BE HELD MAY 10, 2006

The undersigned shareholder of GERDAU AMERISTEEL CORPORATION ("Gerdau Ameristeel") hereby appoints, Mario Longhi, President and Chief Executive Officer, or failing him, Tom J. Landa, Vice-President-Finance, Chief Financial Officer and Assistant Secretary, both being officers of Gerdau Ameristeel, or instead of any of the foregoing ____________________________, as nominee of the undersigned, to attend, vote and act for and on behalf of the undersigned AT THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF GERDAU AMERISTEEL TO BE HELD ON MAY 10, 2006 AND AT ALL ADJOURNMENTS THEREOF, upon the following matters:

(a)  ELECTION OF DIRECTORS

     The proposed nominees named in the accompanying management information circular are:

     Phillip E. Casey, Kenneth W. Harrigan, Joseph J. Heffernan, Jorge Gerdau Johannpeter, Frederico C. Gerdau Johannpeter, Andre Bier Johannpeter, J. Spencer Lanthier, Richard McCoy and Arthur Scace

     VOTE FOR all the nominees listed above (except for the following nominees from whom I withhold my vote): _________________________________________
     [ ] WITHHOLD VOTE from all nominees [ ] or, if no specification is made, VOTE FOR all the nominees listed above in the election of directors;

(b)  APPOINTMENT OF AUDITORS

     VOTE FOR [ ] WITHHOLD VOTE [ ] or, if no specification is made, VOTE FOR the appointment of PricewaterhouseCoopers, LLP, Chartered Accountants, as auditors of Gerdau Ameristeel and the authorization of the directors to fix the auditors' remuneration;

(c)  APPROVAL OF THE CONTINUANCE

     VOTE FOR [ ] VOTE AGAINST [ ] WITHHOLD VOTE [ ] or, if no specification is made, VOTE FOR the approval of the continuance of Gerdau Ameristeel under the Canada Business Corporations Act, and any amendments or variations thereto that may come before the meeting;

(d) APPROVAL OF THE NEW CBCA BY-LAW, ENACTED ONLY UPON THE CONTINUANCE OF GERDAU AMERISTEEL

     VOTE FOR [ ] VOTE AGAINST [ ] WITHHOLD VOTE [ ] or, if no specification is made, VOTE FOR the approval of a new by-law for Gerdau Ameristeel effective upon the continuance in accordance with the requirements of the Canada Business Corporations Act, and any amendments or variations thereto that may come before the meeting.

(e)  OTHER BUSINESS

     Such other business as may properly come before the meeting.

This proxy confers discretionary authority upon the persons named herein as nominees to vote hereunder with respect, firstly, to the specific matters identified above where no choice is specified IN WHICH CASE THE SHARES FOR WHICH THIS PROXY IS GIVEN WILL BE VOTED IN FAVOUR OF MATTERS (A), (B), (C) AND (D) and secondly, to all other matters which may properly come before the annual and special meeting or any adjournments thereof.

The undersigned hereby revokes any proxy previously given with respect to the shares represented by this proxy.

Dated: ______________________________, 2006.


--------------------------------------   --------------------------------------
Number of Common Shares                  Signature of Shareholder


                                         --------------------------------------
                                         Name of Shareholder
                                         (PLEASE PRINT CLEARLY)

NOTES:

(1) A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON TO REPRESENT HIM AT THE MEETING OTHER THAN THE MANAGEMENT REPRESENTATIVES DESIGNATED IN THIS PROXY. Such right may be exercised by inserting in the space provided the name of the other person the shareholder wishes to appoint. Such other person need not be a shareholder.

(2) To be valid, this proxy must be signed and received by CIBC Mellon Trust Company at 200 Queen's Quay East, Unit 6, Toronto, Ontario, M5A 4K9 or by facsimile at (416) 368-2502 not later than 5:00 p.m., Toronto time, on May 8, 2006, or, if the meeting is adjourned, 48 hours (excluding Saturdays and holidays) before any adjourned meeting.

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(3)  If an individual, please sign exactly as your shares are registered.

     If the shareholder is a corporation, this proxy must be executed by a duly authorized officer or attorney of the shareholder and, if the corporation has a corporate seal, its corporate seal should be affixed

     If shares are registered in the name of an executor, administrator or trustee, please sign exactly as the shares are registered. If the shares are registered in the name of the deceased or other shareholder, the shareholder's name must be printed in the space provided, the proxy must be signed by the legal representative with his name printed below his signature and evidence of authority to sign on behalf of the shareholder must be attached to this proxy.

     In many cases, shares beneficially owned by a holder (a "Non-Registered Holder") are registered in the name of a securities dealer or broker or other intermediary, or a depository (such as CDS - The Canadian Depository for Securities). Non-Registered Holders should, in particular, review the section entitled "NON-REGISTERED OWNERS" in the accompanying management information circular and carefully follow the instructions of their intermediaries.

     All registered holders of shares should refer to the accompanying management information circular for further information regarding completion and use of this proxy and other information pertaining to the meeting.

(4) Section 185 of the Business Corporations Act (Ontario) (the "OBCA") entitles registered holders of Gerdau Ameristeel's common shares to dissent from the special resolution approving the continuance in item (c) above. A shareholder may only exercise the right to dissent under section 185 of the OBCA in respect of shares which are registered in that shareholder's name. Shareholders, including Non-Registered Holders, who wish to dissent should carefully review the section entitled "RIGHT TO DISSENT" in, and Schedule E to, the management information circular which accompanies this proxy. The failure to comply strictly with the provisions of the OBCA may result in the loss or unavailability of the right to dissent.

(5) If a share is held by two or more persons, any one of them present or represented by proxy at a meeting of shareholders may, in the absence of the other or others, vote in respect thereof, but if more than one of them are present or represented by proxy they shall vote together in respect of the share so held.

(6) If this proxy is not dated in the space provided, it is deemed to bear the date on which it is mailed by management of Gerdau Ameristeel.